# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoPower International PLC, CIK 0001681348
CUSIP: G9376R100
Title of class of securities: Ordinary Shares, nominal value $0.12 per share
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, LONDON, United Kingdom (X0), EC2V 5AE
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002026745-25-000003
Filed by CIK 0002026745

## Reporting persons
- KCM Capital Inc: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 1,321,280; sole dispositive power 0; shared dispositive power 1,321,280; aggregate amount beneficially owned 1,321,280 (10.5% of the class)
  Comment: All 1,321,280 Ordinary Shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy. Percent of class is based on 12,527,212 Ordinary Shares outstanding as of June 30, 2025 as reported on the Form 20-F filed by the Issuer with the SEC on October 30, 2025.
- MCCARTHY KENT C: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,321,280; sole dispositive power 0; shared dispositive power 1,321,280; aggregate amount beneficially owned 1,321,280 (10.5% of the class)
  Comment: All 1,321,280 Ordinary Shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy. Percent of class is based on 12,527,212 Ordinary Shares outstanding as of June 30, 2025 as reported on the Form 20-F filed by the Issuer with the SEC on October 30, 2025.
- AMC Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,321,280; sole dispositive power 0; shared dispositive power 1,321,280; aggregate amount beneficially owned 1,321,280 (10.5% of the class)
  Comment: All 1,321,280 Ordinary Shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy. Percent of class is based on 12,527,212 Ordinary Shares outstanding as of June 30, 2025 as reported on the Form 20-F filed by the Issuer with the SEC on October 30, 2025.

## Item 1. Issuer
Name of issuer: VivoPower International PLC
Address of issuer's principal executive offices: BLACKWELL HOUSE, GUILDHALL YARD, LONDON, UNITED KINGDOM, EC2V 5AE.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 to Schedule 13G is being jointly filed by Kent C. McCarthy ("Mr. McCarthy"), KCM Capital, Inc., a Missouri corporation ("KCM"), and AMC Fund, L.P. ("AMC"), a Delaware limited partnership.

Mr. McCarthy, KCM, and AMC have entered into an Agreement Regarding Joint Filing of 13G (the "Agreement") pursuant to which Mr. McCarthy, KCM, and AMC have agreed to file this Amendment No. 2 to 13G jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934 as amended (the "Act"). A copy of the Agreement is attached hereto as Exhibit 1.
Address of principal business office or, if none, residence: The address of each of Mr. McCarthy, KCM and AMC is 13021 W 74th St, Shawnee, KS 66216.
Citizenship: Mr. McCarthy is a citizen of the United States of America, KCM is a Missouri corporation and AMC is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1. 1,321,280 - KCM Capital, Inc.*
2. 1,321,280 - AMC Fund, L.P.
3. 1,321,280 - Kent C. McCarthy*

* All 1,321,280 Ordinary shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
Percent of class:
1. 10.5% - KCM Capital, Inc.
2. 10.5% - AMC Fund, L.P.
3. 10.5% - Kent C. McCarthy

Percent of class is based on 12,527,212 Ordinary Shares outstanding as of June 30, 2025 as reported on the Form 20-F filed by the Issuer with the SEC on October 31, 2025.
Sole power to vote or to direct the vote:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to vote or to direct the vote:
1. 1,321,280 - KCM Capital, Inc.*
2. 1,321,280 - AMC Fund, L.P.
3. 1,321,280 - Kent C. McCarthy*

* All 1,321,280 Ordinary shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.
Sole power to dispose or to direct the disposition:
1. 0 - KCM Capital, Inc.
2. 0 - AMC Fund, L.P.
3. 0 - Kent C. McCarthy
Shared power to dispose or to direct the disposition:
1. 1,321,280 - KCM Capital, Inc.*
2. 1,321,280 - AMC Fund, L.P.
3. 1,321,280 - Kent C. McCarthy*

* All 1,321,280 Ordinary shares, nominal value $0.12 per share, are held by AMC Fund, L.P., which is controlled by KCM Capital, Inc., which is controlled by Kent C. McCarthy.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: This Amendment No. 2 to Schedule 13G is being jointly filed by Mr. McCarthy, KCM and AMC.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- KCM Capital Inc: Kent C McCarthy, President (11/10/2025)
- MCCARTHY KENT C: Kent C McCarthy, Self (11/10/2025)
- AMC Fund, L.P.: Kent C McCarthy, President of General Partner (11/10/2025)